                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 7)



                                    NORSTAN, INC.
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                                  (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.10 PER SHARE
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                             (Title of Class of Securities)


                                     656535-10-1
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                                    (CUSIP Number)


                                   RICHARD W. COHEN
                            605 N. HIGHWAY 169, 12TH FLOOR
                              PLYMOUTH, MINNESOTA 55441
                                    (612) 513-4500
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                (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)


                                  DECEMBER 31, 1997
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                         (Date of Event Which Requires Filing
                                 of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Cover page continues on next page)


                                  Page 1 of 6 Pages

                                    SCHEDULE 13D

-------------------------------              -----------------------------------
 CUSIP NO. 656535-10-1                            PAGE 2 OF 6 PAGES
                                                      ---  ---
-------------------------------              -----------------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Richard W. Cohen
           ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                         (b)/ /

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*

           N/A
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /


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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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                7    SOLE VOTING POWER
   NUMBER OF
    SHARES                460,509 shares
               -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER

   OWNED BY               53,246 shares
               -----------------------------------------------------------------
     EACH       9    SOLE DISPOSITIVE POWER

   REPORTING              460,509 shares
               -----------------------------------------------------------------
    PERSON     10    SHARED DISPOSITIVE POWER

     WITH                 53,246 shares
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           513,755 shares
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2%
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  14  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Page 2 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.10 per share, of Norstan, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name and business address of the Reporting Person is Richard W. Cohen, 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441. Mr. Cohen is a director, Vice Chairman of the Board, Chief Financial Officer and Treasurer of the Issuer.

     Mr. Cohen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Cohen is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     N/A

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Cohen holds the Issuer's common stock for investment purposes. In January 1997, Mr. Cohen sold 10,000 shares of common stock on the open market. In May 1997, Mr. Cohen transferred by gift 7,034 shares of common stock to the Family Foundation, of which he is trustee. In June 1997, Mr. Cohen, as trustee of the Family Foundation, sold 2,000 shares of common stock on the open market. In June 1997, Mr. Cohen sold 5,000 shares of common stock on the open market. In August 1997, Mr. Cohen sold 7,500 shares of common stock on the open market. In September 1997, Mr. Cohen sold 2,500 shares of common stock on the open market. In October 1997, Mr. Cohen sold 6,000 shares of common stock on the open market. In October 1997, Mr. Cohen transferred by gift to a charitable organization 4,000 shares of common stock. In December 1997, Mr. Cohen transferred by gift to a charitable organization 2,300 shares of common stock.

     Mr. Cohen does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.


                                  Page 3 of 6 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer, as of January 2, 1998, there were approximately 9,947,654 shares of the Issuer's common stock outstanding. Mr. Cohen, at the present time, beneficially owns an aggregate of 513,755 shares of the Issuer's common stock, constituting approximately 5.2% of the outstanding shares.

     (b) Mr. Cohen has sole voting power and sole dispositive power with respect to 460,509 shares, including 135,805 shares held by him directly, 76,956 shares held by him as custodian for his three minor children, 139,044 shares held by him as trustee for his three minor children, 78,770 shares held by him as trustee for his niece, and 29,934 shares held by him as trustee for his Family Foundation. Mr. Cohen has shared voting power and shared dispositive power with respect to 53,246 shares, including 25,646 shares owned by his spouse and 27,600 shares held by another as trustee for Mr. Cohen's three minor children. The filing of this statement shall not be construed as an admission that Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his spouse, children or niece, and any ownership interest in said securities is disclaimed.

     (c) Information with respect to transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:


                                Shares
                               Acquired      Price Per        Where
Name of Person      Date      (Disposed)     Share          Transacted
--------------      ----      ----------     -------        ----------
Richard W. Cohen    12/31/97    (2,300)      N/A             (Note 1)


(1)  Charitable gift.

     (d) Mr. Cohen's spouse, children and niece have the right to receive dividends from, or the proceeds from the sale of, the shares held by them or for their benefit. No such person has an interest which relates to more than 5% of the Issuer's common stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                  Page 4 of 6 Pages
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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1998


                                   By:   /s/John E. Nardecchia, Attorney-In-Fact
                                        ----------------------------------------
                                        Richard W. Cohen


                                  Page 5 of 6 Pages